                                                                        October 24, 2022

Via SEC Edgar Submission

Edwin Kim, Staff Attorney

Jan Woo, Legal Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

Washington, D.C. 20549

Re:    Metro One Telecommunications, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed September 7, 2022

File No. 333-262645

Ladies and Gentlemen:

The Company has reviewed the comment letter from the Securities and Exchange Commission (the “Staff”) dated October 4, 2022 and has filed Amendment No. 2 to the Registration Statement which, together with the responses set forth below in this letter, address the issues which were the subject of the Staff’s comments. For ease of reference, each of the Staff’s comments are set forth below followed by the applicable response.  We have also filed a marked “correspondence” version of the Registration Statement for ease of review.

Amendment No. 2 to Registration Statement on Form S-1

 Prospectus Cover Page, page iii

Comment 1: We note your response to prior comment 1 but your cover page remains inconsistent with the prospectus summary regarding whether you are offering warrants or just the shares underlying the warrants. Please revise to clearly disclose the securities being offered by the company and by the selling shareholders and the price at which the company and the selling shareholders are offering those securities. Also disclose the exercise price of the warrants being offered by the selling stockholders which appears to vary between $0.02567 and $0.12 per share. Your Prospectus Summary should clarify that the exercise price of these selling stockholder warrants are lower than the public warrants that are to be sold in the primary offering of $0.15 per share and may result in significant dilution to public stockholders. Finally, clarify that the offering will terminate after 365 days, but may be extended for an additional 90 days.

Response to Comment 1:  Revised language has been included on page iii of the amended registration statement to address the Staff’s comment number 1.

Prospectus Summary, page 1

Comment 2: We note your response to prior comment 2 and your disclosure that you maintain an "office address" in Wyoming, but your business operations and management is "primarily" conducted in Israel. If true, please clarify that your "office address" at 30 North Gould Street is the address of your Wyoming registered agent and you do not maintain an office or conduct operations in the United States, nor do you manage your affairs in Wyoming. Clarify whether that the Wyoming address is primarily to accept service of process and mail forwarding services to your management in Israel.

Response to Comment 2:  Additional language has been provided on page 1 of the Prospectus Summary of the amended registration statement under the bold heading “Location of Business Operations”, in order to address the Staff’s comment number 2.

Comment 3: We note that your former Chief Executive Officer, Ms. Bianca Meger, resigned on July 19, 2022 and your President, Mr. Elchanan Maoz, is currently your Acting Chief Executive Officer. Please clarify your current plans to appoint or seek a permanent CEO prior to or shortly after your IPO and add a risk factor to address the uncertainty as to your management team prior to becoming a public company. Further, either here or your risk factor on page 16, clarify the percentage of time that Mr. Maoz devotes to your management and operations.

Response to Comment 3: Revised language has been included in the amended registration statement in order to address the Staff’s comment number 3.

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Comment 4: We note your response to prior comment 4 regarding the number of customers that you have. Given that you only have limited revenue and only 4 customers, please revise to disclose any uncertainty as to your performance claims of your platform due to small sample size and operating history. Also, add a risk factor regarding your dependence on 4 customers.

Response to Comment 4: Revised language has been added to the Registration Statement in response to the Staff’s comment number 4.

Liquidity and Capital Resources

Comment 5: We note your response to prior comment 7 regarding your currently available cash resources. While you indicate that you do not currently have sufficient funds available to meet your working capital needs for the next 12 months, please clarify your cash needs in order to meet your business objectives in the next year.

Response to Comment 5:  Revised language has been added to the Registration Statement in response to the Staff’s comment 5.

Certain Relationships and Related Transactions, page 49

Comment 6:  We note that your acting CEO, Mr. Maoz, is affiliated with entities affiliated with Maoz Everest Management Limited Fund and other Everest entities. Please revise this section to disclose all related party transactions involving you and these entities. We note that Everest entities have entered into recent promissory notes with you, received transaction fees for the sale of securities (page F-36) and other transactions. Please refer to Item 404 of Regulation S-K.

Response to Comment 6:  Additional language has been added to the section of the Registration Statement titled “Certain Relationships and Related Transactions” in response to the Staff’s comment number 6.

Financial Statements

For the Six Months Ended June 30, 2022 and 2021, page F-1

Comment 7:  Please revise in response to the comments on the audited financial statements for the years ended December 31, 2021 and 2020.

Response to Comment 7:  Additional language has been added to the audited financial statements included in the Registration Statement in response to the Staff’s comment number 7.

For the Years ended December 31, 2021 and 2020

Note 4 – Summary of Accounting Policies

Software, Research & Development Expenditure, page F-32

Comment 8:  We note that research and development expenditures subsequent to the acquisition of software from Royal App are capitalized as incurred. Please revise the accounting policy disclosure and related financial statements to differentiate between costs incurred to establish the technological feasibility, which should be expensed as incurred pursuant to ASC 730-10, and costs incurred subsequent to determining technological feasibility.

Response to Comment 8:  We engage in a variety of research and development activities to develop our technologies and work towards development of a saleable product.  When it is determined that the research and development products we are creating have reached a point where saleable products are possible, these amounts are capitalized.  In the case of the intellectual property acquired from Royal App, the technological feasibility of proposed enterprise software product modifications and developments, including functions, features, and technical performance requirements to relaunch the software as a SaaS product offering was determined concurrent with the acquisition. Costs incurred subsequent to the acquisition of the existing software suite related solely to the implementation of modifications and reprogramming required to reach product launch.

Additional language has been added to the Registration Statement and the Notes to the Financial Statements contained therein in response to the Staff’s comment number 8.

Comment 9:  Please expand the disclosure to include the basis for your belief that the certain assets acquired in the Royal App transaction have alternative future uses, which permits the fair value measurement of the related intangible asset pursuant to ASC 805-50-30-1 and ASC 730-10-25-2(c).

Response to Comment 9: The Company currently has sales for the initially re-developed applications of the assets acquired, indicating the future uses.

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Comment 10:  Refer to Note 6 on page F-37 which states that you have not yet completed the development of your upgraded software application, which is expected to reach commercial viability in the second quarter of 2022. We also note that the software is under ongoing development. Please disclose, in detail, how you established technological feasibility of the substantially augmented and re-developed Shelfy software platform subsequent to acquisition and prior to launch in 2022.

Response to Comment 10:   As discussed in our response to Comment 8 above, the Company’s management team determined technological feasibility concurrent with the acquisition of the Shelfy Enterprise software platform and associated intellectual property. The modifications and substantial augmentations required included reprogramming of the existing software platform in order to create an “off the shelf” app and integrate this app with large reseller platforms such as WooCommerce and Shopify.  The enterprise software acquired included a series of highly customized software suites for individual users including the features offered in the Company’s recently launched mobile commerce software app.  The re-developed mobile app is no longer an individual enterprise software sold on a client by client basis, but rather is now a SaaS product available in the same format to all users, and users have the option to customize their app themselves, creating an entirely new product offering and much broader sales opportunity.  The programming and modifications required were always known to be technologically feasible provided the required time by industry professionals was able to allocated for programming, content augmentation and functionality modifications. These tasks included well understood programming functions such as conversion of programming language from iOS and Android to Flutter, as well as industry standard integration processes for each of Shopify and WooCommerce.  Additional language has been added to the Registration Statement in response to the Staff’s comment number 10 to clarify the aforementioned for the reader.

Comment 11:  We note on page F-37 that the Shelfy platform is expected to reach commercial viability in the second quarter of 2022. Please include subsequent events disclosure to disclose the launch date for the re-developed Shelfy platform. Please also revise the financial statements to expense research and development costs incurred prior to technological feasibility (i.e. launch date) or tell us why you believe that technological feasibility was achieved prior to initial launch of the re-developed platform.

Response to Comment 11:  Additional language has been added to the Registration Statement in response to the Staff’s comment number 11 in each of the body of the Registration Statement and the notes to the Financial Statements contained therein.  As noted above in Comments 8 and 10, technological feasibility was determined upon acquisition of the Shelfy Platform and we have clarified the Company’s policy with respect to research and development costs.

Revenue Recognition, page F-33

Comment 12:  Refer to your Revenue recognition accounting policy on pages F-11 and F-33 that states that you recognize revenue "when a perceived contract exists." Please expand the disclosure to clarify in greater detail how you determine whether a contract exists. Please expand MD&A accordingly.

Response to Comment 12:  The Company has revised its disclosure accordingly in the notes to the Financial Statements contained within the Registration Statement in response to the Staff’s comment number 12.

Note 5 - Acquisition of Assets, page F-36

13. We note that assets acquired included goodwill, intellectual property and trademarks, customer service agreements and certain other assets and liabilities. Please disclose in quantified detail the fair value attributable to each type of acquired asset. Also, disclose your methodology for determining the fair value of each acquired asset and explain to us why goodwill was recognized in an asset acquisition.

Response to Comment 13:  The Company has revised its disclosure accordingly in the notes to the Financial Statements contained within the Registration Statement in response to the Staff’s comment number 13.  The Company has clarified assets acquired included only intellectual property, trademarks, patents, and customer service agreements. No goodwill was recognized.  Further, the Company determined the fair value of the acquired intellectual property and trademarks/patents using the fair value of cash and shares issued to acquire the same.  Customer relationships were valued at the fair value of the remaining term of the contracts.

The Company is aware that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct your comments, if any, or questions concerning this filing to the undersigned at (307)-683-0855 or  info@metro1telecomm.com.

Respectfully Submitted,

/s/ Elchanan Maoz

Elchanan Maoz,

Chief Executive Officer

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